UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

Bâtiment Adénine, 60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ERYTECH Pharma S.A. is submitting this Report on Form 6-K to furnish its (i) unaudited interim condensed consolidated statements of financial position as of December 31, 2016 and June 30, 2017 and (ii) unaudited interim condensed consolidated statements of income (loss) for the six months ended June 30, 2016 and 2017, which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.1	Unaudited Interim Condensed Consolidated Statements of Financial Position as of December 31, 2016 and June 30, 2017

99.2	Unaudited Interim Condensed Consolidated Statements of Income (Loss) for the Six Months Ended June 30, 2016 and 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: December 7, 2017	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer